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John B. Shannon	Direct Dial: 404-881-7466	E-mail: john.shannon@alston.com
June 10, 2009
Via EDGAR Filing and Overnight Delivery
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
1 Station Place, N.E., Stop 7010
Washington, D.C. 20549

Re:	Builders FirstSource, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 2, 2009 Definitive Proxy Statement Filed April 9, 2009 File No. 000-51357
Dear Mr. O’Brien:
This letter acknowledges receipt by our client, Builders FirstSource, Inc. (the “Company”), of your comment letter dated May 27, 2009 addressed to Floyd Sherman, Chief Executive Officer. We left you a voice message yesterday requesting additional time to respond. The Company is working on a response to the comment letter and intends to submit that response on or before June 17, 2009. We appreciate the Staff’s accommodation of our request.
This letter is being filed on EDGAR under submission type: CORRESP.
Sincerely,
/s/ John B. Shannon
John B. Shannon

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